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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                           Coventry Industries Corp.
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                               (Name of Issuer)

                        Common Stock, without par value
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                         (Title of Class of Securities)


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                               (CUSIP Number)

                           Gary D. Halbert, President
                        ProFutures Fund Management, Inc.
             11612 Bee Cave Road -- Suite 100, Austin, Texas 78733
                                 (512) 263-3800

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 9, 1999
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition of which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all Exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO.
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1)  Name of Reporting Person
    SS OR IRS Identification No. of Above Person

          ProFutures Special Equities Fund, L.P.
          74-2786952


2)  Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [X]

3)  SEC Use Only


4)  Source of Funds (See Instructions)  WC


5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

          [ ]


6)  Citizenship or Place of Organization

               Delaware

Number of Shares Beneficially Owned by Reporting Person:

     7)  Sole Voting Power    250,000

     8)  Shared Voting Power       250,000

     9)  Sole Dispositive Power    250,000

     10) Shared Dispositive Voting Power     250,000


11)  Aggregate Amount Beneficially Owned by each
     Reporting Person    250,000


12)  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares (See Instructions)
                [ ]

13)  Percent of Class Represented by Amount in Row 11:

               3.96%

14)  Type of Reporting Person
               PN
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                           COVENTRY INDUSTRIES CORP.

     ProFutures Special Equities Fund, L.P. ("PSEF") hereby amends its
Statement on Schedule 13D (the "Statement") filed on January 27, 1998 in connection with its beneficial ownership of shares of Common Stock, no par value per share (the "Common Stock"), of Coventry Industries Corp. (the "Company"):

     Item 5 of the Statement, "Interest in Securities of the Issuer," is hereby amended by adding the following statements:

     (a) and (b)    The aggregate number of shares of Common Stock owned
beneficially by PSEF as of the close of business on March 9, 1999 was 250,000, or approximately 3.96% of the shares of Common Stock outstanding. This percentage is based upon 6,300,000 shares of Common Stock reported to be outstanding, as of January 31, 1999, as reported in the Company's Form 10-QSB for its fiscal year ended December 31, 1998.

     (c) On March 9, 1999, PSEF exchanged 1,250 shares of the Company's 5% Convertible Preferred Stock (the "Preferred Stock") with the Company for $600,000 cash, $900,000 of convertible notes (convertible only with the prior written consent of a third party) and 250,000 shares of common stock. The 500 escrowed shares and the remaining 750 shares of Preferred Stock referenced previously were never purchased because the Company did not obtain the requisite stockholder approval.

                                    SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct, and the undersigned agree that this statement shall be filed on behalf of each of them.

Dated: March 11, 1999

     PROFUTURES SPECIAL EQUITIES FUND, L.P.

     By:  ProFutures Fund Management, Inc., a
          General Partner

     By:  /s/ GARY D. HALBERT
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          Gary D. Halbert, President